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                                                                 Exhibit (a)(16)

                   ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS

Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. To the extent that your Eligible Options and Required Options were granted under the tax laws in effect prior to 1 January 2001, you may have already paid tax on the portion of your Eligible Options and Required Options which has vested. In addition, any tender of your Eligible Options and Required Options for cancellation may be viewed as a notional exercise which could trigger additional tax liability. The precise amount and method of calculation of such tax liability is uncertain. It is our understanding that the amount of any taxes paid or payable on account of the Eligible Options and Required Options would not be recoverable and could not be credited against any future tax you will be required to pay in connection with any New Options granted to you pursuant to the terms of the Offer.

     If you choose to return your Eligible Options and Required Options, any grant of New Options will be conditioned on your execution of an acceptance form and an election form which will defer the taxable event on account of the New Options until exercise if we determine that such a deferral may be made.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.